EATON & VAN WINKLE LLP
3 Park Avenue
New York, NY 10016

Vincent J. McGill	Direct Dial: (212) 561-3604
Partner

July 7, 2014

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	UHF Incorporated File No. 000-49729 Form 8-K and Preliminary Information Statement

Ladies and Gentlemen:

On behalf of our client, UHF Incorporated, a Delaware corporation (the “Company”) and formerly a shell company, we have filed (i) a Form 8-K concerning the acquisition of Target Acquisitions I, Inc. (File No. 000-53328) pursuant to a share exchange transaction as a result of which Target was the accounting acquirer, and (ii) a Preliminary Schedule 14C Information Statement which relates to the reincorporation of the Company in Nevada as a result a merger between the Company and its recently formed wholly-owned Nevada subsidiary, Adamant DRI Processing and Metals Group.  The reincorporation merger has been approved by the boards of directors of the constituent companies and by written consent in lieu of a special meeting of stockholders in accordance with Section 228 of the Delaware General Corporation Law.  Following the reincorporation merger, the name of the surviving company will be Adamant DRI Processing and Minerals Group.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill